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                             September 20, 2023

       Lei Xia
       Chief Executive Officer
       ICZOOM Group Inc.
       Room 3801, Building A, Sunhope e METRO
       No. 7018 Cai Tian Road, Futian District, Shenzhen
       Guangdong, China, 518000

                                                        Re: ICZOOM Group Inc.
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted August
25, 2023
                                                            CIK 0001854572

       Dear Lei Xia:

              We have conducted a limited review of your draft registration statement. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to this letter by providing any requested information and by publicly filing your registration statement and non-public draft submission on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to these comments and your filed registration statement, we may have additional comments.

       Draft Registration Statement on Form F-1 submitted August 25, 2023

       General

   1. We note the changes you made to your disclosure appearing on the cover page and in the
                                                        Prospectus Summary and
Risk Factors sections relating to legal and operational risks associated with
operating in China and PRC regulations. It is unclear to us that there have been changes in the
regulatory environment in the PRC since the review of your IPO registration statement
on Form F-1 that went effective on March 14, 2023, warranting revised disclosure to
mitigate the challenges you face and related disclosures. The Sample
                                                        Letters to China-Based
Companies sought specific disclosure relating to the risk that the
                                                        PRC government may
intervene in or influence your operations at any time, or may exert control over operations
of your business, which could result in a material change in your
 Lei Xia
ICZOOM Group Inc.
September 20, 2023
Page 2
       operations and/or the value of the securities you are registering for sale. We remind you
       that, pursuant to federal securities rules, the term    control
(including the terms
          controlling,       controlled by,    and    under common control with
  ) as defined in Securities
       Act Rule 405 means    the possession, direct or indirect, of the power
to direct or cause the
       direction of the management and policies of a person, whether through the ownership of
       voting securities, by contract, or otherwise.    The Sample Letters also
sought specific
       disclosures relating to uncertainties regarding the enforcement of laws and that the rules and regulations in China can change quickly with little advance notice. We do not believe
       that your revised disclosure referencing the PRC government   s
evolution of its regulatory
       oversight conveys the same risk. Please restore your disclosures in these areas to the disclosures as they existed in the registration statement as of March 14, 2023.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        We also remind you that your registration statement must be on file no later than 48 hours prior to the requested effective date and time. Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Kate Beukenkamp at 202-551-3861 or Lilyanna Peyser at 202-551-3222
with any other questions.



                                                            Sincerely,
FirstName LastNameLei Xia
                                                            Division of
Corporation Finance
Comapany NameICZOOM Group Inc.
                                                            Office of Trade &
Services
September 20, 2023 Page 2
cc:       Arila Zhou
FirstName LastName